Aether THERAPEUTICS

Annual Report

2024

Annual Report 2024

Throughout this document, mentions of Aether refer to Aether THERAPEUTICS (the “Company”), a corporation formed on December 19, 2017 in Delaware. The Company’s physical address is 4200 Marathon Blvd, STE 200, Austin, TX 78756.

You may contact the Company by emailing info@aetherthx.com. This annual report will be posted on the Company’s website, www.aethertherapeutics.com/. The Company may provide additional, occasional updates to investors via Netcapital.com.

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Questions and Answers

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the Company? (§ 227.201(a))

Aether THERAPEUTICS ("the Company" or "Company") is a corporation formed on December 19, 2017 in Delaware. The Company's physical address is 4200 Marathon Blvd, STE 200, Austin, TX 78756. The Company's web site may be accessed at www.aethertherapeutics.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Aaron Schuchart

Board positions with the Company

Dates	Position	Principal Occupation
January 2025 - Present	Board Member	CEO

Positions with the Company

Dates	Position	Responsibilities
January 2025 - Present	CEO	Set vision, lead the company

Dates	Organization	Title, Principal Business, and Responsibilities
May 2020 – December 2024	Lumos Pharma	Chief Business Officer

John Harris

Board positions with the Company

Dates	Position	Principal Occupation
July 2022 – Present	Board Member	N/A

Positions with the Company

Dates	Position	Responsibilities
July 2022 – January 2025	CEO	N/A

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
November 2020 – May 2022	Balboa RESEARCH SMO+	CEO

Jon Saxe

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Chairman	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
June 2016 – Present	Trellis Bioscience	Director
September 2000 – Present	Arbor Vita Corporation	Director
January 2021 – Present	K2X Technology and Life Science	Director
January 2020 – Present	NuvOx Pharma	Director
January 2019 – Present	Achelios Therapeutics	Director
January 2017 – Present	Epalex Corporation	Chairman
January 2000 – Present	VistaGen Therapeutics	Director

Wolfgang Sadee

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Board Member	Chief Science Officer

Positions with the Company

Dates	Position	Responsibilities
December 2017 – Present	Chief Science Officer	Research & Development

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
April 2002 – April 2022	The Ohio State University Medical Center	Professor

Rick Hawkins

Board positions with the Company

Dates	Position	Principal Occupation
December 2017 – Present	Board Member	N/A

Positions with the Company

Dates	Position	Responsibilities
N/A		

Business Experience

Dates	Organization	Title, Principal Business, and Responsibilities
September 2010 – Present	Lumos Pharma	Chairman & CEO
January 1994 – Present	Id2	CEO & President

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Rick Hawkins owns 1,200,000 shares of common stock, representing a voting power of 24.94%.

Brian Cummings owns 1,050,000 shares of common stock, representing a voting power of 21.82%.

4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))

Aether THERAPEUTICS is in the business of developing pharmaceutical technologies. As such, there are no near-term sources of revenue. In the future, if the technology is developed successfully, the company may consider various options, such as out-licensing, acquisition or an IPO. In the pharmaceutical industry, these options typically occur after successful Phase I or Phase II clinical trials.

Aether THERAPEUTICS' main candidate is Low Dose 6β-Naltrexol (ATX-001). Animal models indicate that ATX-001 may prevent opioid dependence while not blocking pain relief or causing withdrawal & other adverse effects.

Opioid analgesics are widely used for pain therapy, providing excellent pain relief and cost effectiveness. However, the adverse effects of opioids (respiratory depression, constipation, hyperalgesia, pruritis and risk of addiction) present significant challenges. The negative impact of opioids on an individual can be devastating; in aggregate, their adverse effects created the opioid crisis.

6βN is the main metabolite of naltrexone (Ntx) with distinct and novel effects at low doses (ATX-001), which drive its breakthrough mechanism of action. The highly druggable ATX-001 leverages Ntx's solid safety profile along with a previous eIND. Preclinical work indicates that ATX-001 potently and selectively reduces opioid dependence, hyperalgesia, and possibly drug seeking in animal models at doses well below those affecting antinociception or causing withdrawal. We believe that ATX-001 potently reverses the opioid dependent state by lowering elevated ligand-free signaling of the μ-opioid receptor (MOR-μ*), a driver of opioid dependence. In short, our hypothesis, based on multiple animal models, is that ATX-001 acts as a Retrograde Addiction Modulator.

5. How many employees does the Company currently have? (§ 227.201(e))

6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. The target compound may not work or perform as intended:

Technological risk refers to the uncertainty that a new technology or compound may fail to perform as intended. This can arise from unproven principles, complex development processes, regulatory hurdles, and challenges in market acceptance or integration with existing systems. Additionally, the risk of obsolescence, intellectual property issues, unexpected technical challenges, and production difficulties can further complicate the investment. These factors may lead to delays, increased costs, or complete failure, potentially resulting in significant financial losses. Investors often require higher returns to compensate for the heightened risk associated with such innovations.

2. Legal Risk:

Aether Therapeutics, Inc. v. Brian Cummings; Technium, Inc.; and Innovaito LLC, Cause No. D-1-GN-23-001828 455th District Court of Travis County, Texas. In 2023 Aether's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit Aether to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by Aether. Aether subsequently recovered a settlement in a separate patent infringement case. Aether then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to Aether's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of Aether's recovery but has produced no document signed by Aether granting it any right to the recovery. Aether is therefore pursuing relief against Innovaito's claim.

3. Market Adoption and Reimbursement Risk:

Even if our clinical trials yield successful outcomes and we obtain regulatory approval, there remains a significant risk that the adoption of our product may be slower than anticipated. This could be due to various factors such as skepticism within the medical community, competition from established treatments, or hesitancy from healthcare providers and patients to adopt a new therapy. Additionally, there is the risk that reimbursement from insurance companies and other payers could be denied or be insufficient to cover the costs of the treatment. Without adequate reimbursement, healthcare providers may be less likely to recommend our product, and patients may find it unaffordable, leading to lower than expected sales and hindering our ability to achieve projected financial returns. These challenges could severely impact our market penetration, overall profitability, and long-term sustainability.

4. Patient Enrollment and Accessibility Risk:

We face the risk that patient enrollment in our planned clinical trials may be delayed due to competing clinical trials from other organizations or unforeseen circumstances. Other trials may attract the same patient population, making it more challenging for us to recruit participants. Additionally, external events such as a pandemic or other public health emergencies could further exacerbate these delays by rendering patients inaccessible due to restrictions on movement, overwhelmed healthcare systems, or patient hesitancy to participate in clinical studies during such times. These delays in patient enrollment could extend the timeline for our trials, increase costs, and potentially jeopardize the overall success of our clinical development program, ultimately impacting our ability to bring our product to market in a timely manner.

5. Our management may not be able to control costs in an effective or timely manner:

The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

6. Clinical Development Risk:

Despite promising preclinical results or early-stage clinical data, there remains a substantial risk that our opioid addiction treatment candidate may fail to demonstrate safety or efficacy in later-stage clinical trials. The complex neurobiology of addiction, the variability of patient responses, and the presence of comorbid mental health disorders contribute to a high risk of trial failure. Adverse events or lack of statistically significant outcomes could lead to clinical hold, denial of regulatory approval, or termination of the program. These outcomes would result in the loss of significant time and financial investment, as well as reputational harm that may impact future development initiatives.

7. Supply Chain and Manufacturing Risk:

Producing medications for opioid addiction treatment often involves complex formulations, stringent regulatory oversight, and controlled substance handling requirements. Any disruption in our supply chain—whether due to quality control failures, shortages of active pharmaceutical ingredients (APIs), regulatory enforcement actions at contract manufacturing facilities, or issues with DEA quotas—could result in delayed product launches or stockouts. Additionally, as a new market entrant, we may face challenges in scaling up production to meet potential demand while maintaining compliance and cost efficiency. These risks could lead to delayed revenues, contractual penalties, or reputational damage in the eyes of healthcare providers and payers.

8. Post-Marketing Surveillance and Liability Risk:

After regulatory approval, our product will be subject to ongoing pharmacovigilance and post-marketing requirements. New safety data may emerge once the drug is used in a broader patient population, including vulnerable groups such as pregnant women, adolescents, or those with comorbid psychiatric conditions. If significant adverse events are reported—such as overdose, misuse, or unexpected interactions with other medications—we could face label restrictions, black box warnings, or market withdrawal. Furthermore, we may be subject to product liability lawsuits alleging harm from our drug, particularly given the sensitive nature of addiction treatment. Even unfounded claims could result in costly litigation, increased insurance premiums, and damage to our brand.

7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))

Class of security	Amount authorized	Amount outstanding	Voting rights	Other terms
Common Stock	6,930,801	4,811,172	Yes	
Preferred Stock	1,697,301	0	Yes	

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for investors pursuant to the custodian agreement that all investors entered into in connection with the purchase of common stock or units on Netcapital.

8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))

10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer or transactions with related parties (portions of § 227.201(m))

As a minority owner of the Company, investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in the Company and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Wolfgang Sadee	$115,000	8%	09/01/2025

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Securities Offered	Amount Sold	Exemption	Use of Proceeds
12/2024	Common Stock	$209,668	Reg CF, 4(a)6	Operating Expenses, R&D

14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))

Wolfgang Sadee, Chief Science Officer, Convertible Notes, $115,000

15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))

Results of Operations:

The Company is still in its pre-revenue stage.

During the year ended December 31, 2024, the Company recorded operating expenses of $1,086,090 and net other income of $15,299, resulting in a net loss for the year of $1,070,791. The operating expenses consisted primarily of legal for $400,302, research and development for $396,592, and salaries for $172,882.

Liquidity & Capital Resources:

On December 31, 2024, the Company recorded cash of $9,067 and negative working capital of $175,948.

During 2024, the Company raised gross proceeds of $209,668 in exchange for issuing 57,545 shares of common stock in a Regulation Crowdfunding offering.

Note to Investors:

We are pleased to share our progress and key accomplishments for the 2024 fiscal year as we continue to advance our mission of breaking the chains of opioid addiction. This past year, we advanced our understanding of the treatment strategy of our lead asset, ATX-1209 (previously ATX-001), further elucidated the mechanism, and strengthened our conviction through new data that the asset and treatment strategy is ready for human studies. On the business side, it was a transition year as we resolved the previously disclosed arbitration disputes and laid the foundation for focused execution operationally and financially in 2025. Below is an overview of our achievements and ongoing efforts.

Regarding the macro environment, we believe that current regulatory and political trends bode well for our ability to attract investors and talent. As part of the ongoing restructuring of the HHS, RFK Jr. has announced a new central office focused on addiction. In this market, investors are seeking opportunities with tailwinds and prospects that are not correlated with broader market or economic conditions. We believe Aether represents such an opportunity. However, these changes have also created uncertainty associated with freezes on much NIH grant activity. This uncertainty has dampened the market for early stage biotech investors.

Key Accomplishments in 2024

Research and Development

- **Effect of 6b-naltrexol (ATX-001) on heroin self-administration in rhesus monkeys --** Under a contract granted by NIDA (National Institute for Drug Abuse), we have demonstrated that ATX-1209 affects drug seeking behavior in addicted rhesus monkeys. Rhesus monkeys were trained to self-administer heroin in daily sessions until a stable heroin dose level per session was reached and heroin was selected over food pellets in >90% of choices. ATX-001 administered before each session was effective in causing a switch to food pellet at extremely low doses (0.001-0.03 mg/kg), while one of 4 animals did not respond. To overcome acute effects, ATX-001 was then given after each session (22h before the next session) and titrated up to 0.03 mg/kg (until an effect was observed) in three animals, causing substantial switch in two individuals from heroin selection (75->90% reduction) to food pellets at 0.01 and 0.03 mg/kg (~5-fold increase) – but one animal did not respond yet at 0.03 mg/kg. The ability to respond to ATX-100 may vary with the rate by which individuals acquire dependence; a higher ATX-001 dose or more frequent dosing should overcome this variability and is currently being tested by NIDA. These results demonstrate an effect on heroin self-administration and supports our dosing strategy for our lead asset as an addiction modulator for treating opioid dependent human clinical subjects.

- Completed 28-day toxicology study in a second species. No significant toxicities were observed at drug exposures much higher than those planned in our first human studies. This completes our toxicology requirements for conducting our first human studies.
- Partnered with Altasciences and Fortrea to secure competitive bids for a Phase I SAD/MAD Titration study in July 2024, laying the groundwork for clinical advancement.
- Continued drafting new patent applications to broaden our market exclusivity protections.

Funding and Investment Activities

- Multiple investments from one of our founders, Wolfgang Sadee, PhD were received to continue advancing our technology
- Successfully launched and completed our Regulation CF offering on Netcapital in September 2024. The Offering concluded in December 2024, raising $209,000 from our supportive investor community.
- Hosted a live Q&A session on Netcapital in mid-november to engage with investors and provide transparency during the campaign.
- While we successfully negotiated a $4M SEED funding round with Foresite, a group with deep expertise in pain therapy, due to unforeseen circumstances, the deal was later rescinded in February 2024. This unfortunate turn of events was not due to any due diligence findings. They remain a potential follow-on investor in our Series A round.

Grants and Strategic Initiatives

- Submitted a $12M NIH UG3/UH3 grant application in May 2024. After receiving an invitation to resubmit, we refined and resubmitted the application in December 2024 (outcome pending).
- Represented Aether THERAPEUTICS in person at the RESI JPM Function in San Francisco (January 9-11, 2024), strengthening industry connections and visibility.
- 2025 update – Received a term sheet from a potential lead investor for the Series A round, in active negotiations. Also, submitted a CPRIT grant pre-application on April 14th for a clinical program in cancer pain.

Legal and Operational Updates

- Resolved all outstanding legal claims through mediation and settlements: the previously disclosed mediation session with B. Cummings and DJ Nag in April 2024 resulted in a settlement with B. Cummings, followed by a settlement with DJ Nag in December 2024.
- Recruited a new President and CEO, Aaron Schuchart, who subsequently signed on to lead the company effective February 1, 2025. He is a seasoned veteran with over 30 years of executive positions across the industry and a track record of successful financings and deals in start-ups and small biotech firms. He has led the initiation of our Series A outreach effort, which has now kicked off in earnest.
- Maintained operational discipline and transparency through timely completion of all filings and compliance requirements for our Reg CF offering.

Looking Ahead

With our promising preclinical results, ongoing NIH collaboration, new grant applications, a new CEO, and the arbitration settlements behind us, we are well-positioned for business and operational execution as we advance ATX-1209 to the clinic. The initiation of our SERIES A outreach effort and the pending grant applications represent critical opportunities to accelerate our growth and deliver value to our stakeholders. While we cannot predict the timing or success of the various funding initiatives, we believe the plan, team, asset, and opportunity are poised for attracting the necessary capital, even in a challenging market environment.

We extend our gratitude to our investors, partners, and team for their unwavering support throughout the year. Your belief in our mission drives us forward.

For additional details or questions, please feel free to contact us at info@aetherthx.com.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

Ongoing Reporting Requirements

the Company has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

The Company will file a report electronically with the SEC and post the report on its web site www.aethertherapeutics.com.

I, Aaron Schuchart, certify that:

The financial statements for the fiscal year ended December 31, 2024 of Aether THERAPEUTICS included in this Form C-AR are true and complete in all material respects.

Aaron Schuchart
CEO
June 05, 2025

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Balance Sheet

Aether Therapeutics Inc.

As of December 31, 2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	$9,067.12
Accounts Receivable	
Other Current Assets	$542.65
Total for Current Assets	**$9,609.77**
Fixed Assets	
Other Assets	**0**
Total for Assets	**$9,609.77**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	230,140.56
Total for Accounts Payable	**$230,140.56**
Credit Cards	
Other Current Liabilities	
2030 Accrued Expense	-44,582.07
2040 Payroll Liabilities	
Suspense	
Total for Other Current Liabilities	**-$44,582.07**
Total for Current Liabilities	**$185,558.49**
Long-term Liabilities	
2740 Long-term loans from shareholders	115,000.00
Total for Long-term Liabilities	**$115,000.00**
Total for Liabilities	**$300,558.49**
Equity	
Retained Earnings	-12,114.31
Net Income	-1,070,791.24
3000 Owner's Capital	0
3110 Owner's Investment	638,500.00
Total for 3000 Owner's Capital	**$638,500.00**
Common stock	153,456.83
Total for Equity	**-$290,948.72**
Total for Liabilities and Equity	**$9,609.77**

Profit and Loss

Aether Therapeutics Inc.

January-December, 2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Cost of Goods Sold	
Gross Profit	**0**
Expenses	
6100 Wages & Salaries	**$172,882.46**
6200 R&D	**$396,592.04**
6300 Sales & Marketing	**$59,289.83**
6400 General & Administrative	**$21,360.07**
6600 Professional Fees	0
6610 Accounting	19,240.00
6615 Legal	400,302.41
6620 Other Professional Fees	10,844.05
Total for 6600 Professional Fees	**$430,386.46**
6700 Travel. Meals & Entertainment	**$5,579.30**
Total for Expenses	**$1,086,090.16**
Net Operating Income	**-$1,086,090.16**
Other Income	
7000 Other Income	0
7030 Interest earned	860.42
7040 Gain on Settlement	29,057.93
Total for 7000 Other Income	**$29,918.35**
8998 8998 Income Adjustment (Prior Year)	-13,849.00
Total for Other Income	**$16,069.35**
Other Expenses	
8000 Other Expense	**$770.43**
Total for Other Expenses	**$770.43**
Net Other Income	**$15,298.92**
Net Income	**-$1,070,791.24**

Aether Therapeutics Inc.

Statement of Cash Flows
January - December 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,070,791.24
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1300 Prepaid Expense	5,192.24
2000 Accounts Payable	83,600.69
2030 Accrued Expense	-44,582.07
2040 Payroll Liabilities	-9,996.67
2740 Long-term loans from shareholders	115,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**149,214.19**
Net cash provided by operating activities	**$ -921,577.05**
INVESTING ACTIVITIES	
1610 Morgan Stanley - Mutual Funds	150,000.00
Net cash provided by investing activities	**$150,000.00**
FINANCING ACTIVITIES	
3110 Owner's Capital:Owner's Investment	600,500.00
Common stock	153,456.83
Retained Earnings	0.00
Net cash provided by financing activities	**$753,956.83**
NET CASH INCREASE FOR PERIOD	**$ -17,620.22**
Cash at beginning of period	26,687.34
CASH AT END OF PERIOD	**$9,067.12**

STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
For calendar year ended December 31, 2024
See Notes to the Financial Statements
UNAUDITED

	Common Stock	Retained Deficit	Total Shareholders' Equity/(Deficit)
Balance as of December 31, 2023	$38,000	($12,114)	$25,886
Net Income		($1,070,791)	
NetCapital Investment	$153,457		
Owner's Investment	$600,500		
Balance as of December 31, 2024	$791,957	($1,082,905)	($290,948)

AETHER THERAPEUTICS INC.

(a Delaware corporation)

Unaudited Financial Statements

For the calendar years ended December 31, 2023 and 2022



INDEPENDENT REVIEW REPORT

August 12, 2024

To: Board of Directors, AETHER THERAPEUTICS INC.

Re: 2023 and 2022 Financial Statement Review

We have reviewed the accompanying financial statements of AETHER THERAPEUTICS INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year period ended December 31, 2023 and 2022, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,



IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

AETHER THERAPEUTICS INC.
BALANCE SHEET
As of December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

ASSETS	**2023**	**2022**
Current Assets		
Cash and cash equivalents	$ 176,687	$ 16,530
Other current assets	5,735	0
Total current assets	182,422	16,530
Total Assets	$ 182,422	$ 16,530
LIABILITIES AND SHAREHOLDERS' EQUITY / (DEFICIT)		
Current Liabilities		
Accounts payable	$ 146,540	$ 137,842
Accrued expenses	9,997	0
Total Current Liabilities	156,536	137,842
Total Liabilities	156,536	137,842
SHAREHOLDERS' EQUITY / (DEFICIT)		
Common stock	38,000	38,000
Retained deficit	(12,114)	(159,312)
Total Shareholders' Equity / (Deficit)	25,886	(121,312)
Total Liabilities and Shareholders' Equity / (Deficit)	$ 182,422	$ 16,530

AETHER THERAPEUTICS INC.
STATEMENT OF OPERATIONS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
License revenues	$ 0	$ 0
Cost of revenues	0	0
Gross profit	0	0
Operating expenses		
Research and development	468,368	
Marketing	12,684	
General and administrative	810,180	20,468
Total operating expenses	1,142,794	20,468
Net Operating Income (Loss)	(1,291,232)	(20,468)
Other income	1,413,482	0
Interest income (expense), net	24,948	0
Tax (provision) benefit	0	0
Net Income (Loss)	$ 147,198	$ (20,468)

AETHER THERAPEUTICS INC.
STATEMENT OF SHAREHOLDERS' EQUITY / (DEFICIT)
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	Common stock	Retained Deficit	Total Shareholders' Equity / (Deficit)
Balance as of January 1, 2022	$ 38,000	$ (138,844)	$ (100,844)
Net income		(20,468)	(20,468)
Balance as of December 31, 2022	$ 38,000	$ (159,312)	$ (121,312)
Net income		147,198	147,198
Balance as of December 31, 2023	$ 38,000	$ (12,114)	$ 25,886

AETHER THERAPEUTICS INC.
STATEMENT OF CASH FLOWS
For calendar years ended December 31, 2023 and 2022
See Independent Review Report and Notes to the Financial Statements
UNAUDITED

	2023	2022
Operating Activities		
Net Income (Loss)	$ 147,198	$ (20,468)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Changes in operating asset and liabilities:		
(Increase) decrease in other current assets	(5,735)	0
Increase (decrease) in accounts payable	8,698	5,876
Increase (decrease) in accrued expenses	9,997	0
Net change in cash from operating activities	(117,282)	(14,592)
Investing Activities		
None	0	0
Net change in cash from in investing activities	0	0
Financing Activities		
None	0	0
Net change in cash from financing activities	0	0
Net change in cash and cash equivalents	160,157	(14,592)
Cash and cash equivalents at beginning of period	16,530	31,122
Cash and cash equivalents at end of period	$ 176,687	$ 16,530

AETHER THERAPEUTICS INC.
NOTES TO FINANCIAL STATEMENTS
See Independent Review Report
For calendar years ended December 31, 2023 and 2022

NOTE 1 – NATURE OF OPERATIONS

AETHER THERAPEUTICS INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated on December 19, 2017 in Delaware. It is currently operating as a development-stage biotechnology company.

Since Inception, the Company has primarily relied on securing funding from government grants to fund its operations. The Company has also received funds from a litigation settlement. As of December 31, 2023, the Company produces negative cash flow from operations and may incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations by continuing its crowdfunding campaign (see Note 9) and the continued receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2023 and 2022, the Company had $176,687 and $16,530 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2023 or 2022, the Company had not yet recorded any fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold over the life of the licensing agreements.

Cost of Revenue
Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Accounts Receivable
Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The

amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2017. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND CONVERTIBLE NOTES

The Company has issued 4,751,887 shares of common stock.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2023 and 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred a cumulative loss during the period from its inception through December 31, 2023 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation other than the issue described herein.

In 2023 the Company's Board of Directors became aware that its former CEO, Brian Cummings, his company Technium, Inc., and D.J. Nag and his company, Innovaito, LLC had signed an "agreement" purporting to commit the Company to pay a percentage of any patent infringement recovery that it might receive. The "agreement" was signed by Nag and Cummings on behalf of Innovaito and Technium but was never signed by the Company. The Company subsequently recovered a settlement in a separate patent infringement case. The Company then filed a lawsuit to secure a declaration that the four defendants have no rights to that recovery. Nag, Cummings, and Technium thereafter released any claim to the Company's recovery and were each dismissed from the lawsuit. Innovaito continues to claim a share of the Company's recovery but has produced no document signed by the Company granting it any right to the recovery. The Company is therefore pursuing relief against Innovaito's claim.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company may engage in transactions with insiders from time to time. Because this transaction is between related parties to the Company, there is no guarantee that the pricing reflects an arm's-length transaction.

NOTE 8 – OTHER INCOME

Legal Settlement
In 2023, the Company received a little more than $1.4mm in settlement of claims the Company had made against a defendant alleging patent infringement. The matter was considered concluded with the execution of that settlement agreement. The Company recorded this amount as Other Income.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company plans to offer securities in an offering exempt from registration under Regulation CF. The Crowdfunded Offering is being made through a FINRA approved funding portal. The Company intends to raise up to $1.2 million.

Additional Funding
In 2024, the Company recently executed a Convertible Loan agreement with one of its founders, Dr. Wolfgang Sadee, for $115,000. This loan is at 8 percent annual interest that would be generally in a senior position to any creditor. If the Loan is not paid back within 180 days, it would convert to common shares of the Company at $2.18 per share.

Management's Evaluation
Management has evaluated subsequent events through August 12, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.